UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ No. 33.700.394/0001-40	NIRE 35300102771

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON FEBRUARY 28, 2009.

VENUE AND TIME:	Av. Eusébio Matoso, n. 891, ground floor, in the city of São Paulo, State of São Paulo, at 11:30.

CHAIRMAN:	Roberto Egydio Setubal – Chairman Leila Cristiane Barboza Braga de Melo - Secretary

QUORUM:	Shareholders representing the total amount of the capital stock.

NOTICE OF CALL:	Call publishing dismissed due to provisions contained on paragraph 4 of section 124 of Law No. 6,404/76.

RESOLUTIONS UNANIMOUSLY APPROVED BY THOSE PRESENT:

Approved pursuant to the terms proposed by the Board of Executive Officers at a meeting held on this date:

1.
The Protocol and Justification of Partial Spin-Off of the Company (“Protocol and Justification”), executed on this date by the management bodies of the Company and of Banco Itaú S.A. (“ITAÚ”), a corporation with registered offices located in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, enrolled with the Brazilian Tax Authorities under CNPJ No. 60.701.190/0001-04. The Protocol and Justification  becomes an integral party hereof in the form of Annex I.

1.1.
The shareholders have also expressed their agreement with (i) the appointment of PricewaterhouseCoopers Auditores Independentes (“PWC”), with registered offices located in the city of São Paulo, State of São Paulo, at  Avenida Francisco Matarazzo, 1,400, 7th floor, Torre Torino, Centro Empresarial Água Branca, enrolled with the Brazilian Tax Authorities under CNPJ No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, to assess the value of the spin-off portion of the Company’s assets, and (ii) the evaluation report prepared by PWC (Annex II).

2.
The Company’s partial spin-off, with the transfer of a part of its assets equivalent to R$ 1,009,850,142.36 (one billion, nine millions, eight hundred and fifty thousand, one hundred and forty two reais and thirty six cents) to ITAÚ, which will include, among others duties: (i) the Company’s foreign fund raising program named Medium Term Note Program (“Program”); (ii) the program for placement of Subordinated Redeemable Notes with Interest Increase (“Subordinated Notes”); and (iii) the Permanent Noncumulative Secondary Notes, with interest of 8.70% a year (“Perpetual Notes”).

3.
The joint and concurrent liability of the Company with ITAÚ, in the form of the Protocol  and Justification and according to the terms of article 233, caput, of Law No. 6,404/76, regarding all duties of the Company prior to the Spin-Off, specially the liabilities attached to the Company´s spun-off portion transferred to ITAÚ, included, but not limited to the Program, the Subordinated Notes and the Perpetual Notes.

4.
Reduction of the capital stock in 1,373,314,979.00 (one billion, three hundred seventy three million, three hundred fourteen thousand, nine hundred seventy nine reais) without cancelation of shares, as per the terms of the Protocol and Justification, due to the transfer of the Company’s assets to ITAÚ.

5.	In view of the approvals included in the aforementioned item, the caput of Article 4 of the By-laws shall become in force with the following wording:

“Section 4: The capital stock is R$9,590,725,659.73 (nine billion, five hundred and ninety million, seven hundred and twenty five thousand and six hundred and fifty nine reais and seventy three cents), divided into 2,734,416,904 (two billions, seven hundred and thirty four millions, four hundred and sixteen thousand and nine hundred and four) registered shares, with no par value, of which 1,511,316,336 (one billion, five hundred and eleven million, three hundred and sixteen thousand, three hundred and thirty six) are common shares and 1,223,100,568 (one billion, two hundred and twenty three million, one hundred thousand, five hundred and sixty eight) are preferred shares”.

6.	Due to the aforementioned deliberations, the consolidation of the By-laws, as proposed by the Board of Executive Officers is hereby approved, in the form of Annex III hereto.

7.
The Company’s managers are hereby authorized to carry out all acts necessary for the spin-off  to take force, as foreseen in Law, included, but not limited to (i) the Company take over of the joint and concurrent liability mentioned on item 3 and (ii) assignments to ITAÚ of the Program, the Subordinated Notes and Perpetual Notes.

FILED DOCUMENTS:	Proposal of the Board of Executive Officers of February 28, 2009, the Protocol and Justification and the evaluation report prepared by PWC.

FISCAL COMMITTEE:	Fiscal Committee has not expressed its opinion as it is not operating.

São Paulo, February 28, 2009.

(aa)	Roberto Egydio Setubal – President Leila Cristiane Barboza Braga de Melo – Secretary

SHAREHOLDERS PRESENT : by BANCO ITAÚ S.A Roberto Egydio Setubal – Chief Executive Officer and Silvio Aparecido de Carvalho – Executive Officer.

This is a copy of the original document, executed at the adequate book.

São Paulo, February 28, 2009.

Roberto Egydio Setubal President	Leila Cristiane Barboza Braga de Melo Secretary